                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)


                            CLIFFS DRILLING COMPANY
                            -----------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)


                                  18682C-10-0
                                  -----------
                                 (CUSIP Number)


                                N.L. Stevens III
                           333 Clay Avenue, Suite 800
                             Houston, Texas  77002
                                 (713) 308-5774
            ---------------------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                 October 3, 1996
            ---------------------------------------------------------
            (Date of event which requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b) (3) or (4), check the following box:   [ ]

Check the following box if a fee is being paid with this statement:  [ ]

--------------------------                            -------------------------
  CUSIP NO. 18682C-10-0                                     Page 2 of 6
---------------------------                           -------------------------

-------------------------------------------------------------------------------

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Viking Supply Ships A.S

-------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
                                                            (a)    [ ]
                                                            (b)    [X]

-------------------------------------------------------------------------------
3.       SEC Use Only


-------------------------------------------------------------------------------
4.       Source of Funds
         OO

-------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                        [ ]

-------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         Norway

-------------------------------------------------------------------------------
Number of                  7.     Sole Voting Power
Shares                                608,528
Beneficially               8.     Shared Voting Power
Owned by                                    -0-
Each Reporting             9.     Sole Dispositive Power
Person With                          608,528
                          10.     Shared Dispositive Power
                                            -0-

-------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         608,528

-------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares

         -----------

-------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         8.2%

-------------------------------------------------------------------------------
14.      Type of Reporting Person

         CO
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

--------------------------                            -------------------------
  CUSIP NO. 18682C-10-0                                     Page 3 of 6
---------------------------                           -------------------------

-------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Christen Sveaas

-------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
                                            (a)   [ ]
                                            (b)   [X]

-------------------------------------------------------------------------------
3.       SEC Use Only


-------------------------------------------------------------------------------
4.       Source of Funds
         OO

-------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                       [ ]


-------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         Norway

-------------------------------------------------------------------------------
Number of                  7.     Sole Voting Power
Shares                                608,528
Beneficially               8.     Shared Voting Power
Owned by                                    -0-
Each Reporting             9.     Sole Dispositive Power
Person With                          608,528
                          10.     Shared Dispositive Power
                                            -0-

-------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         608,528

-------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares

         ----------

-------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         8.2%

-------------------------------------------------------------------------------
14.      Type of Reporting Person

         IN

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

--------------------------                            -------------------------
  CUSIP NO. 18682C-10-0                                     Page 4 of 6
---------------------------                           -------------------------

                         SCHEDULE 13D, Amendment No. 1

         This Amendment No. 1 amends the Schedule 13D (the "Schedule 13D") filed on June 5, 1996 with the Securities and Exchange Commission by Viking Supply Ships A.S, a Norwegian corporation, and Christen Sveaas, a Norwegian citizen, regarding their beneficial ownership of shares of Common Stock, par value $0.01 per share, of Cliffs Drilling Company, a Delaware corporation. In this regard, Items 4, 5(a), and 5(c) are amended as follows. All other Items are unchanged from the initial filing.


ITEM 4.  PURPOSE OF TRANSACTION.

         The purpose of the acquisition of the Common Stock by Viking was to take additional consideration, over and above the cash paid, for the assets acquired from Viking by the Company. After the dispositions described in this filing, Viking retains 608,528 shares of Common Stock. Viking currently regards these shares as short-term investments pending Viking's determination that it is in the best interests of Viking to liquidate some or all of its remaining investment in the Company. Except as set forth above, Viking has no plans or proposals which relate to, or could result in, any of the matters referred to in Paragraphs (a)-(j), inclusive, of Item 4 of Schedule 13D. Viking may, at any time and from time to time, review or reconsider its position with respect to the Company, and formulate plans or proposals with respect to any of such matters, and will amend this Schedule 13D upon any material change with respect thereto.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Viking is the beneficial owner of 608,528 shares of Common Stock, which represents 8.2% of the issued and outstanding shares of the Common Stock based on Viking's assumption that the Company has 7,408,585 shares of Common Stock issued and outstanding. Sveaas may be deemed to be the beneficial owner of the shares of Common Stock owned by Viking by virtue of his ownership of the majority of the common stock of Viking. Sveaas disclaims beneficial ownership of all shares of Common Stock owned by Viking, and the filing of this Schedule 13D shall not be construed as an admission thereof.


         (c) On October 3, 1996, Viking sold 200,000 shares of Common Stock for $35.625 per share. On October 4, 1996, Viking sold 35,000 shares of Common Stock for $36.00 per share. On October 7, 1996, Viking sold 210,000 shares of Common Stock for $35.00 per share. On October 8, 1996, Viking sold 100,000 shares of Common Stock for $35.00 per share.

--------------------------                            -------------------------
  CUSIP NO. 18682C-10-0                                     Page 5 of 6
---------------------------                           -------------------------

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  October 9, 1996.

                                        VIKING SUPPLY SHIPS A.S


                                        BY:  s/  Ole Geir Hagen
                                            -----------------------------------
                                          NAME:  Ole Geir Hagen
                                                -------------------------------
                                          TITLE:  Chief Financial Officer
                                                -------------------------------

--------------------------                            -------------------------
  CUSIP NO. 18682C-10-0                                     Page 6 of 6
---------------------------                           -------------------------

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  October 9, 1996.




                                        s/  Christen Sveaas
                                        --------------------------------------
                                        CHRISTEN SVEAAS